OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-33913

CUSIP NUMBER
747619 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
QUANEX BUILDING PRODUCTS CORPORATION

Full Name of Registrant

Former Name if Applicable

1900 WEST LOOP SOUTH, SUITE 1500

Address of Principal Executive Office (Street and Number)
Houston, Texas 77027

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2011, could not be filed within the prescribed time period due to the additional time needed to incorporate the financial results of the Registrant’s recently-acquired Edgetech insulating glass spacer business. The completion of this acquisition was reported on the Registrant’s Current Report on Form 8-K filed with the Commission on April 5, 2011, and its amendment to such Current Report filed on May 10, 2011.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Deborah M. Gadin, Vice President - Controller	713	877-5357
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations for the Registrant’s 2011 Second Quarter may be significantly changed from the 2010 Second Quarter because of the acquisition of the Edgetech insulating glass spacer business. Results of operations are still being calculated and are therefore not quantifiable at this time. Quantitative information regarding such changes in the results of operations will be included in the Form 10-Q for the quarterly period ended April 30, 2011, which the Registrant expects to file with the Commission within the time period prescribed in Rule 12b-25(b).

QUANEX BUILDING PRODUCTS CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 9, 2011	By	/S/ DEBORAH M. GADIN

Deborah M. Gadin
Vice President – Controller